63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED

2006 OCT 16 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 28 Sep 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Comm[redacted]
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

06017627

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955</u>**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "<u>Company</u>"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in <u>Annex A</u>.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Sharona Tamir, Advocate
Deputy Secretary of the Bank

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

dlw 10/25

10.01 057004

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*18/9/06*	*1*
2.	*Immediate Report*	*19/9/06*	*2*
3.	*Re: Contract*	*25/9/06*	*3*
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

057004 10.01 11/2

Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

RECEIVED

2006 OCT 15 P 12: 21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: 18 September 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully submits herewith an immediate report as follows:

On Sunday, 17th September, 2006 at about 4.00 p.m., the Bank was informed by Ms. Sheri Arison, who is a controlling party of the Bank, that she received notification on behalf of I.D.B. Development Company Ltd. (hereinafter: "the Company"), according to which the Company is conducting negotiations for the purchase of shares of the Bank from foreign shareholders holding 5.5% of the shares of the Bank and who belong to the core of control of the Bank, and for the purchase of the control over Israel Salt Industries Ltd. which also belongs to the core of control of the Bank and which holds approximately 6% of the shares of the Bank, of which approximately 3% form part of the core of control of the Bank.

Notice regarding this matter was given by the Company in an immediate report which was made public on its behalf.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

טופס 10.01 057004

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

Date: 19 September 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter – "the Bank") hereby advises that on 18th September, 2006, in the hours of the afternoon, the Bank received a statement of claim and a motion to recognize the claim as a class action according to the Banking (Service to the Customer) Law, 5741-1981, and according to the Anti-Trust Law, 5748-1988, which were filed with the Tel-Aviv-Jaffa District Court, against the Bank and against Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd.

The amount of the class action specified in the statement of claim is NIS 7,000,000,000. The plaintiff states in its claim that it reserves the right to amend the amount of the claim.

The plaintiff contends in its claim that it operated a current account with the Montefiore Branch of the Bank and that during this period the Bank allegedly collected from it exaggerated and unreasonable interest payments as well as payments on account of added risk, allocation of credit fees and management fees, which it alleges were uniform on the part of the defendants. The plaintiff alleges that the Bank acted in concert with the other defendants, as part of a restrictive practice between them, and that as a result of the uniformity of the rates of interest, competition between them was prevented or reduced. The plaintiff claims that in this way, the interest spread grew in the Shekel denominated segment in current account and, so it contends, resulted in huge profits for the defendants, thereby causing the public and the economy huge damage.

The plaintiff states in its claim and in its motion that it wishes to have its claim recognized as a class action, that it seeks to represent the group of customers of the Bank who took unlinked Shekel denominated credit and also the group of business customers who took unlinked credit in revolving debitory accounts and from whom was allegedly collected interest and fees at uniform rates. According to the plaintiff, the Bank operated a restrictive practice contrary to the Anti-Trust Law, 5748-1988 by exploiting the plaintiff's distress and lack of experience contrary to the Banking (Service to the Customer) Law, 5741-1981, and thereby, so the plaintiff alleges, huge damage was caused to the plaintiff and the rest of the customers of the Bank.

The relief which the plaintiff seeks is, *inter alia,* that the court recognize its claim as a class action, that it define the represented groups, give appropriate instructions regarding the approval of the action and order the retroactive reduction of the rates of interest and the fees collected by the Bank over the last ten years, the cancellation of the credit allocation fee and the compensation of all the relevant groups for the difference between the interest collected and the reduced interest.

Yours faithfully,

(-)
Ilan Mazur, Advocate
Chief Legal Adviser

(-)
Yoram Weissbrem
Secretary of the Bank

Tel: 972-3-5673800; Fax: 972-3-5674576

Date: September 25, 2006
Reference: 802/06

Schedule 3

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 - 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully submits hereby an immediate report as follows:

During the night between Thursday, September 21, 2006 and Friday, September 22, 2006 at about 10:30 p.m., the Bank was given notice by the following corporations, all of which belong to the core of control of the Bank:
Arison Holdings (1998) Ltd. (hereinafter: "the Purchaser"), BH Israel LLC, Madlen LLC and BH Investment Associates LLC (the three above mentioned corporations being jointly referred to hereinafter as: "the Sellers").

In the notice by the Purchaser and the Sellers the Bank was informed as follows:

On September 21, 2006 a contract was signed between the Sellers and the Purchaser (hereinafter: "the Sale Contract"), according to which:

1. The Sellers undertook to sell to the Purchaser their shares in the Bank according to the following quantities, apportionment amongst themselves and purchase price, all of the foregoing being subject to the rights of the shareholders of the Bank who are parties to the shareholders' agreement of August 1997 to purchase a relative proportion of the shares being sold:

   1.1 Madlen LLC – 25,418,933 shares for the purchase price of US$ 106,174,883.10;
   1.2 BH Israel LLC – 7,401,395 shares for the purchase price of US$ 30,915,627; and
   1.3 BH Investment Associates LLC – 7,401,395 shares for the purchase price of US$ 30,915,627.

2. It was further agreed between the parties to the Sale Contract to reclassify part of their shares in the Bank for the purposes of the permit according to which the parties hold the core of control shares of the Bank ("the Permit"), in such a way that 14,802,790 shares held by BH Israel LLC and 14,802,790 shares held by BH Investment Associates LLC be reclassified as free shares, emancipated from the provisions of the Permit, whereas 29,605,580 shares held by the Purchaser be reclassified as shares subject to the provisions of the Permit.

3. The Sale Contract is subject to the requirements of any law and to a row of suspensive conditions dealing with various regulatory approvals, the main one of which is the approval of the Bank of Israel.

Yours faithfully,

Bank Hapoalim B.M.

(-)
Ilan Mazur, Advocate
Chief Legal Adviser

(-)
Yoram Weissbrem
Secretary of the Bank

10.01 057004